Exhibit 1
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FOR IMMEDIATE RELEASE                                             18 August 2008


                              WPP GROUP PLC ("WPP")

               Ogilvy acquires majority stake in Yunes SMA, S.A.,
                    a leading activation agency in Argentina


WPP announces that its wholly-owned operating company Ogilvy, the global marketing communications network, has acquired a 51% stake in Yunes SMA, S.A., ("Yunes"), a leading Argentine activation agency.

Founded in 1999, Yunes is based in Cordoba, with offices in Buenos Aires, Mendoza and Rosario and employs 90 people. Clients include American Express, Banco de Cordoba, Coca-Cola, Jumbo and Volkswagen.

Yunes' unaudited revenues for the year ended 30 June 2008 were ARS 9.8 million, with gross assets at the same date of ARS 8.2 million.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.


Contact:
Feona McEwan, WPP                                      T +44 (0)20 7408 2204
www.wpp.com
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